Exhibit 4.4

Excerpt from the Minutes of the Genesys Compensation Committee, dated June 5, 2003

Termination:

In case of termination by the company or by the CEO in the following cases:

- major change in the company's strategy un-approved by the CEO
- change of control as defined already by the board for the benefit of the CEO
- forced leaving

The CEO shall be entitled to:

- a termination fee amounting to $1\times$ base salary (350,000 euros or whatever it might then be) and complete bonus (350,000 euros or whatever it might then be), which will be presently equal to $1 \times 700,000$ euros $= 700,000$ euros
- keep all of his stock options with immediate vesting of all of them
- Genesys shall continue CEO life insurance program for two years

Non Compete:

In any case of termination by the company or by the CEO:

CEO shall refrain from working:

- as an executive or as a consultant or as an executive director
- for a period of 18 months starting the last day of his engagement with Genesys
- for a company in the virtual conferencing and collaboration industries
- in the United States of America, France, and the United Kingdom

A financial compensation representing $1.5\times$ of base salary (350,000 euros or whatever it might then be) and complete bonus (350,000 euros or whatever it might then be), which will be presently equal to $1.5 \times 700,000$ euros $= 1,050,000$ euros.

Note: A change of control is defined as follows: "For the purposes hereof, a change of control shall occur where any shareholder or group of shareholders acting together takes control of Genesys S.A. within the meaning of Article L.233-3 of the French Commercial Code or owns 25% or more of the share capital or voting rights of Genesys S.A."